CHINA GENGSHENG MINERALS, INC.
No. 88 Gengsheng Road, Dayugou Town
Gongyi, Henan, People’s Republic of China 451271

August 28, 2012

BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gordon, Staff Accountant

Re:	China Gengsheng Minerals, Inc.
Form 10-K for the Year ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed August 14, 2012
File No. 1-34649

Dear Mr. Gordon,

Per the phone discussion with you on August 27, 2012, China GengSheng Minerals, Inc. hereby respectfully requests additional ten business days to respond to the comment letter of the Staff of the Commission dated August 20, 2012 relating to the above-referenced filings and China GengSheng Minerals, Inc. intends to submit a response by September 18, 2012. Thank you.

Very Truly Yours,

/s/ Ningfang Liang
Ningfang Liang
Chief Financial Officer